April 20, 2020

John W. Neppl
Chief Financial Officer
BUNGELTD
1391 Timberlake Manor Parkway
St. Louis, Missouri 63017

       Re: Bunge Limited
           Form 10-K for the Year Ended December 31, 2019
           Filed February 21, 2020
           Form 8-K Filed February 12, 2020
           File No. 001-16625

Dear Mr. Neppl:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed February 12, 2020

Exhibit 99.1
Financial Highlights, page 2

1. We note that you provide tabular disclosures of Adjusted Segment EBIT by segment without providing more prominent tabular disclosures of the most directly comparable
      GAAP measures, Segment EBIT by segment. We also note that you do not provide reconciliations of Adjusted Segment EBIT by segment to the most directly comparable
      GAAP measures. Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10
      of the updated C&DI related to Non-GAAP Financial Measures and revise your disclosures accordingly. In addition, please clearly identify each segment measure under
      "Total Segment EBIT, adjusted" in the table as "Adjusted Segment EBIT". John W. Neppl
FirstName LastNameJohn W. Neppl
BUNGELTD
Comapany NameBUNGELTD
April 20, 2020
Page 20,
April 2 2020 Page 2
FirstName LastName
Fourth Quarter Results
Cash Flow, page 3

2. You disclose that adjusting for the beneficial interest in securitized trade receivables, cash provided by operating activities was $475 million compared to $654 million in the prior year. Please identify these measures as non-GAAP financial measures and reconcile them to the most directly comparable GAAP measures.
Reconciliation of Net Income (Loss) Per Common Share from Continuing Operations
  Diluted,
Adjusted, page 15

3. Please revise your reconciliations to start with the GAAP measure (i.e., net income (loss)
         per common share   diluted) and reconcile to the non-GAAP measure
(i.e, net income
         (loss) per common share   diluted, adjusted), similar to your
reconciliations related to net
         income (loss).
Form 10-K for the Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Segment Results
Agribusiness Segment, page 32

4. We note that in your fourth quarter 2019 earnings release and related earnings call, you separately present and discuss in detail the Oilseeds and Grains businesses when analyzing the Agribusiness segment results. With a view towards future disclosure, please tell us what consideration you gave to providing similar disclosures in your annual and quarterly reports, as it appears these businesses are important to the manner in which management views and analyzes the results of the Agribusiness segment.
Note 2. Global Competitiveness Program and Portfolio Rationalization Initiatives, page F-18

5. You disclose that as a result of the classification of the assets and liabilities to be transferred to the joint venture as held for sale, you recognized in cost of goods sold an impairment charge of $1,524 million that principally related to the recognition of cumulative currency translation effects during the third quarter of 2019. Please more fully explain to us why you believe it is appropriate to include this loss in cost of goods sold.




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John W. Neppl
BUNGELTD
April 20, 2020
Page 3

       You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 with any questions.



FirstName LastNameJohn W. Neppl                        Sincerely,
Comapany NameBUNGELTD
                                                       Division of Corporation
Finance
April 20, 2020 Page 3                                  Office of Manufacturing
FirstName LastName